

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2023

Sean Dollinger
Chief Executive Officer
LQR House Inc.
2699 Stirling Road, Suite A-105
Fort Lauderdale, FL 33312

> **Re: LQR House Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 18, 2023**
> **CIK No. 0001843165**

Dear Sean Dollinger:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Filed April 18, 2023

Risk Factors, page 10

1.   We note your response to prior comment 18. Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer.

Summary Compensation Table, page 59

2.   Please revise to include appropriate footnote disclosure. Refer to Item 402(n) of Regulation S-K.

You may contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing